Exhibit 15.2
KPMG Letterhead

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-139459-01) on Form F-3 of Petrobras International Finance Company - PIFCo of our report dated April 2, 2007, with respect to the consolidated balance sheet of Petrobras International Finance Company (and subsidiaries) as of December 31, 2006, and the related consolidated statements of operations, stockholder’s deficit and cash flows for the year then ended, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which report appears in the December 31, 2006 combined annual report on Form 20-F/A of Petróleo Brasileiro S.A. - Petrobras and Petrobras International Finance Company.

KPMG Auditores Independentes

Rio de Janeiro, Brazil
June 27, 2007